UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2003

OR

()	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

   Commission File No. 0-23832

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard
Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC.
SAVINGS PLAN

March 31, 2003 and 2002

Table of Contents

Page
Independent Auditors' Report	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Schedule H, line 4i-Schedule of Assets (Held at End of Year)	10-12

Independent Auditors’ Report

To the Plan Administrator of the
PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PSS World Medical, Inc. Savings Plan as of March 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended March 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Savings Plan as of March 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

August 8, 2003

PSS WORLD MEDICAL, INC.
SAVINGS PLAN

Statements of Net Assets Available for Benefits
March 31, 2003 and 2002

	2003	2002
Assets:

Cash	$--	7,562

Investments, at fair value	52,132,056	61,651,246

Investments, at cost:

Money market fund	--	2,801,622

Participant loans	--	10,134

Total investments	52,132,056	64,463,002

Receivables:

Employer contributions	15,306	216,015

Participant contributions	--	536,318

Pending transfer	--	57,224

Other	9,405	--

Total receivables	24,711	809,557

Net assets available for benefits	$52,156,767	65,280,121

See accompanying notes to financial statements.

PSS WORLD MEDICAL, INC.
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended March 31, 2003

Additions to net assets available for benefits:

Dividends and interest income	$336,057

Contributions:

Participant	7,375,320

Employer	1,016,581

Rollovers from qualified plans	530,375

Total contributions	8,922,276

Total additions	9,258,333

Deductions from net assets available for benefits:

Net depreciation in fair value of investments	(15,362,460)

Benefits paid to participants	(6,999,538)

Administrative expenses	(19,689)

Total deductions	(22,381,687)

Net decrease	(13,123,354)

Net assets available for benefits:

Beginning of year	65,280,121

End of year	$52,156,767

See accompanying notes to financial statements

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Notes to Financial Statements

March 31, 2003 and 2002

(1)	Description of Plan

The following description of the PSS World Medical, Inc. Savings Plan (the Plan), formerly known as the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan, provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the Company or employer). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the IRC) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (ESOP), whereby employee and employer contributions can be invested in PSS World Medical, Inc. common stock (the Company’s stock). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA), as amended.

(b)	Plan Administration

Effective August 1, 2002, the record keeping and trustee responsibilities were transferred to ABN AMRO Trust Services Company (“Trustee”). The share accounting method used in the PSS World Medical, Inc. Stock Fund was changed to unitized accounting as the Plan was converted to a unitized stock fund.

The Company sold its Diagnostic Imaging (“DI”) subsidiary on November 18, 2002, which was deemed a partial plan termination. Employees of DI were not allowed to make further elective contributions and their benefits became 100% vested as of November 18, 2002.

(c)	Eligibility

Effective August 1, 2002, any employee of the Company is eligible to participate in the Plan upon completing 90 days of service. Plan entry dates are the first day of each month within the Plan year.

(d)	Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. Effective August 1, 2002, the Plan was amended to allow participants to make elective contributions from bonuses.

The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) qualified nonelective contributions.

Supplemental ESOP Matching Contributions: If participants direct their investment of their elective contributions to the Unencumbered Company Stock Fund (participant-directed), the Plan may use the elective contributions to make payments on any loans outstanding if the Plan has purchased Company stock with borrowed funds. When loan repayments are made, shares of the Company’s stock are released from a special account within the Plan. The number of shares released is determined under federal laws governing the administration of ESOPs. The number of shares released is not directly related to the current fair market value of the Company’s stock. For that reason, the Company may purchase additional shares of the Company’s stock that are at least equal to the number of shares that would be purchased with the participant’s elective contributions if the shares were acquired at fair market value on the open market (Supplemental ESOP Matching Contribution). Any additional shares purchased as a result of the Supplemental ESOP Matching Contribution are allocated only to those participants who have directed their investment of their elective contributions to the Unencumbered Company Stock Fund. For the plan year ended March 31, 2003, the Company made no Supplemental ESOP Matching Contributions.

ESOP Matching Contributions and Non-ESOP Matching Contributions: The Company’s Board of Directors may elect annually to make a discretionary contribution in the form of an ESOP matching contribution (contributions to remain invested in the Company’s stock) or in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the Board of Directors. The Board of Directors also determines the percentage of each participant’s elective contributions to be matched as well as the maximum amount to be contributed. A participant must have provided 1,000 hours of service and be employed on the last day of the plan year to be eligible for such contributions. In the event that the elective contributions and ESOP employer contributions used to repay any outstanding ESOP loan are less than that required to meet the minimum loan payment, the Company shall make an ESOP matching contribution sufficient to meet the loan repayment requirement. For the plan year ended March 31, 2003, the Company made no ESOP Matching Contributions.

Effective April 1, 2001, the Company began making a quarterly Non-ESOP Matching Contribution for each eligible participant equal to the lesser of (i) 25% of a participant’s elective deferral amount up to 4% of a participant’s compensation for the Plan year or (ii) $1,500. This Non-ESOP Matching Contribution is subject to a six-year vesting schedule, as described in Note 1(e), Vesting. The Non-ESOP Matching Contributions for the plan year ended March 31, 2003 was $1,001,275.

ESOP Employer Contributions: The Company’s Board of Directors may also elect annually to make a discretionary ESOP Employer Contribution. If the Plan has purchased common stock of the Company with borrowed funds, the Plan may use these contributions to make payments due on any outstanding loans. Such contributions are allocated based on the ratio of each eligible participant’s considered compensation to the total considered compensation of all eligible participants during the plan year and will be allocated to participants who have provided 1,000 hours of service and are employed on the last day of the plan year. There were no ESOP employer contributions for the plan year ended March 31, 2003 .

Qualified Nonelective Contributions: The Company’s Board of Directors may also elect annually to make qualified nonelective contributions. Such contributions may be allocated to a limited number of nonhighly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. The qualified nonelective contributions for the plan year ended March 31, 2003 amounted to $15,306.

(e)	Vesting

Participants are immediately vested in their elective contributions, all post-August 1, 1999 employer contributions except ESOP employer contributions, and the earnings thereon. Participants are vested in the Company’s discretionary ESOP employer contributions, pre-August 1, 1999 ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in his/her account balance. Nonvested portions of the Company’s discretionary contributions are forfeited as of an employee’s termination date and are used to reduce future Company matching contributions. At March 31, 2003, forfeited, nonvested accounts approximated $25,832.

(f)	Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his/her account. Effective August 1, 2001, balances in participant accounts are paid in a single lump sum.

Balances in a participant’s accounts are distributed in shares of the Company’s stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction. Benefits are recorded when paid.

(g)	Participant Loans

The participant loans outstanding at March 31, 2002, which were repaid during the plan year ending March 31, 2003, were loans that were transferred into the Plan when a separate plan of an entity acquired by the Company through acquisition was merged with the Plan.

(h)	Participant Accounts

Each participant’s account is credited with his/her contributions, his/her share of the Company’s discretionary and/or required contribution, and an allocation of plan earnings. Allocations of earnings are based on the proportion that each participant’s account balance bears to the total of all participant account balances as well as the participant’s investment elections. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of the Company’s stock are recorded on a trade date basis.

(d)	Investment Valuation

Investments in mutual funds are stated at fair value, which is based on published market quotations on national exchanges. Purchases and sales of investments are recorded on the trade date. Money market funds and loans are valued at cost, which approximates fair value. The Company’s common stock as of March 31, 2003 is valued at a unit value determined by the amount of shares of stock and cash held within the unitized stock fund.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e)	Net Depreciation in Fair Value of Investments

Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

(f)	Administrative Expenses

Both the Company and participants paid administrative expenses of the Plan for the year ended March 31, 2003.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2003 and 2002:

Description of Asset (Shares, respectively)	2003	2002

PSS World Medical, Inc. common stock
(3,260,434 units and 2,894,255 shares, respectively)	$19,653,473	28,365,709
PSS World Medical, Inc.
Moderate Portfolio (2,145,667 units)	10,776,658	_
ABN AMRO Growth Fund (361,929 units)	6,214,314	_
Veredus Aggressive Growth Fund (402,692 units)	4,208,128	_
PIMCO Total Return (305,616 units)	3,297,597	_
Janus Balanced Fund (631,031 shares)	_	12,443,797
Managers Special Equity Fund (87,004 shares)	_	6,201,593
Janus Fund (184,542 shares)	_	4,535,975
American Century Ultra Fund (153,063 shares)	_	4,186,019

As of March 31, 2003, there were no guaranteed interest contracts in the Plan. There were no reserves for credit risk recorded against the guaranteed interest contract (valued at $1,038 at March 31, 2002). The average yield on this contract was 2.72% for the year ended March 31, 2002. Interest on this contract was credited on a quarterly basis and the contract had an evergreen maturity.

During the year ended March 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) (depreciated) appreciated in value as follows:

Total

PSS World Medical, Inc. common stock	$(9,732,012)
Mutual funds	(5,755,010)
Common collective trusts	124,562

Net depreciation in fair value of investments	$(15,362,460)

(4)	Tax Status

On July 21, 2003, the Plan received a favorable determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving this letter, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(6)	Related Party Transactions

At March 31, 2003 and 2002, the Plan owned 3,014,626 and 2,894,255 shares of the Company’s common stock, respectively, which represents approximately 4.4% and 4.1% of the outstanding common stock of the Company, respectively.

Receivables at March 31, 2003 primarily represent the Qualified Nonelective Contribution of $15,306.

PSS WORLD MEDICAL, INC.
SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
March 31, 2003

Identity of party involved	Description of investment	Current value
* PSS World Medical, Inc.	PSS World Medical, Inc. common stock,
	3,014,626 underlying shares or 3,260,434 units	$19,653,473

* ABN AMRO Asset Management	ABN AMRO Growth Fund, 361,929 units	6,214,314

	Veredus Aggressive Growth Fund, 402,692 units	4,208,128

	ABN AMRO Income Plus Fund, 471,502 units	2,504,932

Pacific Investment Management Company	PIMCO Total Return Fund, 305,616 units	3,297,597

Berger Financial Group	Berger Mid Cap Value Fund, 139,925 units	1,996,726

Oppenheimer Funds	Oppenheimer Global Fund, 34,952 units	1,161,818

The Dreyfus Family of Funds	Dreyfus S&P 500 Index, 31,929 units	790,890

Alliance Capital Management	Alliance Growth & Income, 43,026 units	108,427

Artisan Funds, Inc.	Artisan Mid Cap Fund, 5,709 units	108,067

American Funds Service Company	American Europacific Growth Fund, 4,405 units	91,401

Ironwood Capital Management, LLC	ICM Isabelle Small Cap Fund, 5,937 units	48,862

* PSS World Medical, Inc.	Moderate Portfolio, 2,145,667 units

	PIMCO Total Return Fund, 306,025 units	3,293,488

	Dreyfus S&P 500 Index, 77,185 units	1,911,864

	Alliance Growth & Income, 357,667 units	901,321

	ABN AMRO Growth Fund, 52,252 units	897,175

	ABN AMRO Income Plus Fund, 149,750 units	795,575

	Artisan Mid Cap Fund, 35,531 units	672,604

	Berger Mid Cap Value Fund, 46,645 units	665,627

	American Europacific Growth Fund, 26,083 units	541,216

	Oppenheimer Global Fund, 13,210 units	439,087

Identity of party involved	Description of investment	Current value

	Veredus Aggressive Growth Fund, 32,019 units	334,597

	ICM Isabelle Small Cap Fund, 39,381 units	324,104

		10,776,658

	Moderate Aggressive Portfolio, 57,986 units

	Dreyfus S&P 500 Index, 2,377 units	58,884

	PIMCO Total Return Fund, 4,663 units	50,316

	ABN AMRO Growth Fund, 1,788 units	30,693

	Alliance Growth & Income, 11,713 units	29,516

	Artisan Mid Cap Fund, 1,128 units	21,353

	Berger Mid Cap Value Fund, 1,481 units	21,131

	Oppenheimer Global Fund, 472 units	15,682

	American Europacific Growth Fund, 745 units	15,464

	ABN AMRO Income Plus Fund, 2,412 units	12,813

	Veredus Aggressive Growth Fund, 1,017 units	10,623

	ICM Isabelle Small Cap Fund, 1,250 units	10,289

		276,764

	Moderate Conservative Portfolio, 24,866 units

	PIMCO Total Return Fund, 4,874 units	52,587

	ABN AMRO Growth Fund, 973 units	16,711

	ABN AMRO Income Plus Fund, 3,106 units	16,504

	Dreyfus S&P 500 Index, 544 units	13,485

	Alliance Growth & Income, 2,681 units	6,756

	Artisan Mid Cap Fund, 296 units	5,602

	Berger Mid Cap Value Fund, 388 units	5,544

	Oppenheimer Global Fund, 99 units	3,292

	American Europacific Growth Fund, 156 units	3,246

		123,727

Identity of party involved	Description of investment	Current value

	Aggressive Portfolio, 18,552 units

	Dreyfus S&P 500 Index, 811 units	19,979

	Berger Mid Cap Value Fund, 1,177 units	16,793

	ABN AMRO Growth Fund, 932 units	15,998

	Alliance Growth & Income, 3,994 units	10,064

	Artisan Mid Cap Fund, 373 units	7,059

	American Europacific Growth Fund, 266 units	5,523

	Oppenheimer Global Fund, 147 units	4,901

	Veredus Aggressive Growth Fund, 340 units	3,556

	ICM Isabelle Small Cap Fund, 419 units	3,445

		87,318

	Conservative Portfolio, 9,103 units

	PIMCO Total Return Fund, 2,795 units	30,157

	ABN AMRO Income Plus Fund, 1,340 units	7,120

	Dreyfus S&P 500 Index, 100 units	2,477

	Alliance Growth & Income, 492 units	1,241

	Artisan Mid Cap Fund, 65 units	1,235

	Berger Mid Cap Value Fund, 86 units	1,222

	Oppenheimer Global Fund, 36 units	1,209

	ABN AMRO Growth Fund, 48 units	823

		45,484

* ABN AMRO Asset Management	Liquidity Fund	637,470

		$52,132,056

* Party-in-interest

See accompanying independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 10, 2003.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By: PSS World Medical, Inc., as Plan Administrator

By: /s/ David M. Bronson David M. Bronson Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
23 32.1 32.2	Independent Auditors' Consent Section 1350 Certification of the Chief Executive Officer Section 1350 Certification of the Chief Financial Officer